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SE 05035605 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED JAN 3 1 2005

SEC FILE NUMBER
8- 26346

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/03 (MM/DD/YY) AND ENDING 11/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goldman Sachs JBWere Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 East 52nd Street, 34th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Hyden, President (212) 824-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

PricewaterhouseCoopers Center 300 Madison Ave New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED FEB 08 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert A. Hyden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goldman Sachs JBWere Inc., as of November 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALISON K. SUESSBRICK
Notary Public, State of New York
No. 01SU6080882
Qualified in New York County
Certificate Filed in New York County
Commission Expires Sept. 23, 2006

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Goldman Sachs JBWere Inc.
(A wholly owned subsidiary of Goldman Sachs JBWere Group Holdings Pty. Ltd.)
Statement of Financial Condition
November 30, 2004

Assets	
Cash and cash equivalents	$ 3,610,625
Receivable from brokers and dealers	255,400
Receivable from customers	917,323
Loan receivable from Parent	3,165,000
Receivable from affiliates	2,222,341
Receivable from clearing broker	12,049
Leasehold improvements, furniture and equipment (at cost, less accumulated depreciation and amortization of $1,008,218)	44,024
Other assets	323,681
Total assets	$ 10,550,443
Liabilities and Stockholder's Equity	
Liabilities	
Payable to brokers and dealers	$ 917,323
Payable to customers	255,400
Accrued expenses and other liabilities	946,294
Total liabilities	2,119,017
Commitments (see Note 6)	
Stockholder's equity	
Common stock ($50 par, 1,000 shares authorized, 760 shares issued and outstanding)	38,000
Additional paid-in capital	6,702,000
Retained earnings	1,691,426
Total stockholder's equity	8,431,426
Total liabilities and stockholder's equity	$ 10,550,443

The accompanying notes are an integral part of these financial statements.